Exhibit 99.5

POWER OF ATTORNEY
AGM PROSENSA HOLDING N.V.
JUNE 17, 2014
(FOR LEGAL ENTITY)

[insert full name], a legal entity organized and existing under the laws of [insert country], with its corporate seat in [insert name city], having its offices in [insert address] (the "Grantor") herewith grants a power of attorney to (please check the box that is applicable):

□         ________________________________________ (possibility to include name of authorized person)
□         each of Matthijs van Blokland and Margreet de Vos, both retained by Prosensa (as defined below) (each a "Prosensa Attorney"),

(the "Attorney"), to represent the Grantor, as shareholder of Prosensa Holding N.V., a limited liability company (naamloze vennootschap) organized and existing under the laws of the Netherlands, with its corporate seat in Leiden, The Netherlands, with address J.H. Oortweg 21, 2333 CH Leiden, The Netherlands, registered with the Trade Register of the Chamber of Commerce under file number 28076693 ("Prosensa") at the Annual General Meeting of Shareholders of Prosensa to be held at J.H. Oortweg 21, 2333 CH Leiden, The Netherlands, on June 17, 2014 at 14:00 hrs. (CET) (the “General Meeting”), and (i) to exercise in the name of the Grantor at the General Meeting any and all voting rights attached to the shares in the capital of Prosensa which were held by the Grantor at the record date of the General Meeting (May 20, 2014) and (ii) to vote all shares held at the record date in favor of the proposals as stated in the agenda for the General Meeting unless stated otherwise below:

Agenda item 3	Adoption of the annual accounts over 2013.

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 4	Appropriation of the net results over 2013.

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 5	Discharge of the managing directors for their management during the financial year 2013.

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 6	Discharge of the supervisory directors for their supervision during the financial year 2013.

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 7	Appointment of the auditor for the financial year 2014.

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 8	Appointment of a new supervisory director: Mr. Michael Wyzga.

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 9	Remuneration of the Supervisory Board.

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 10.1	Share buyback ordinary shares.

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 10.2	Share buyback preferred shares.

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Each Prosensa Attorney, if authorized pursuant to this power of attorney, may grant a power of attorney to another person employed by Prosensa to perform, directly or indirectly, acts in Grantor's name within the limits of this power of attorney. The other person shall (also) be an Attorney for the purposes of this power of attorney.

The Grantor undertakes to ratify or confirm anything which the Attorney shall do or lawfully purport to do by virtue of this instrument, and shall indemnify the Attorney and keep the Attorney indemnified against and shall reimburse the Attorney for any costs, losses, suits, claims, demands, obligations, liabilities and damages which he may suffer or incur arising out of the exercise of his powers pursuant to this instrument.

Finally, the undersigned hereby represents and warrants having full power and authority to execute this instrument on behalf of the Grantor, and that pursuant to this instrument the Attorney can validly represent the Grantor.

This power of attorney shall be governed by the laws of the Netherlands.

- Signature page follows -

Signed in __________________________ on ____________, 2014.

____________________________

Please fax or email a copy to:
Prosensa Holding N.V.
Attn. M. van Blokland
faxnumber: +31 71 3322088
email: m.vanblokland@prosensa.nl

Please mail the original power of attorney to:
Prosensa Holding N.V.
Attn. M. van Blokland
J.H. Oortweg 21
2333 CH Leiden
The Netherlands

POWER OF ATTORNEY
AGM PROSENSA HOLDING N.V.
JUNE 17, 2014
(FOR NATURAL PERSON)

[insert full name], having its address at [insert address + country] (the "Grantor") herewith grants a power of attorney  to (please check the box that is applicable):

□         ________________________________________ (possibility to include name of authorized person)
□         each of Matthijs van Blokland and Margreet de Vos, both retained by Prosensa (as defined below) (each a "Prosensa Attorney"),

(the "Attorney"), to represent the Grantor, as shareholder of Prosensa Holding N.V., a limited liability company (naamloze vennootschap) organized and existing under the laws of the Netherlands, with its corporate seat in Leiden, The Netherlands, with address J.H. Oortweg 21, 2333 CH Leiden, The Netherlands, registered with the Trade Register of the Chamber of Commerce under file number 28076693 ("Prosensa") at the Annual General Meeting of Shareholders of Prosensa to be held at J.H. Oortweg 21, 2333 CH Leiden, The Netherlands, on June 17, 2014 at 14:00 hrs. (CET) (the “General Meeting”), and (i) to exercise in the name of the Grantor at the General Meeting any and all voting rights attached to the shares in the capital of Prosensa which were held by the Grantor at the record date of the General Meeting (May 20, 2014) and (ii) to vote all shares held at the record date in favor of the proposals as stated in the agenda for the General Meeting unless stated otherwise below:

Agenda item 3	Adoption of the annual accounts over 2013.

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 4	Appropriation of the net results over 2013.

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 5	Discharge of the managing directors for their management during the financial year 2013.

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 6	Discharge of the supervisory directors for their supervision during the financial year 2013.

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 7	Appointment of the auditor for the financial year 2014.

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 8	Appointment of a new supervisory director: Mr. Michael Wyzga.

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 9	Remuneration of the Supervisory Board.

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 10.1	Share buyback ordinary shares.

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 10.2	Share buyback preferred shares.

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Each Prosensa Attorney, if authorized pursuant to this power of attorney, may grant a power of attorney to another person employed by Prosensa to perform, directly or indirectly, acts in Grantor's name within the limits of this power of attorney. The other person shall (also) be an Attorney for the purposes of this power of attorney.

The Grantor undertakes to ratify or confirm anything which the Attorney shall do or lawfully purport to do by virtue of this instrument, and shall indemnify the Attorney and keep the Attorney indemnified against and shall reimburse the Attorney for any costs, losses, suits, claims, demands, obligations, liabilities and damages which he may suffer or incur arising out of the exercise of his powers pursuant to this instrument.

Finally, the undersigned hereby represents and warrants having full power and authority to execute this instrument on behalf of the Grantor, and that pursuant to this instrument the Attorney can validly represent the Grantor.

This power of attorney shall be governed by the laws of the Netherlands.

- Signature page follows -

Signed in __________________________ on ____________, 2014.

____________________________

Please fax or email a copy to:
Prosensa Holding N.V.
Attn. M. van Blokland
faxnumber: +31 71 3322088
email: m.vanblokland@prosensa.nl

Please mail the original power of attorney to:
Prosensa Holding N.V.
Attn. M. van Blokland
J.H. Oortweg 21
2333 CH Leiden
The Netherlands